THE O'NEAL LAW FIRM, P.C.
                            14835 East Shea Boulevard
                               Suite 103, PMB 494
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                  May 15, 2007

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: OneLife Health Products, Inc.
    Registration Statement on Form SB-2/Third Amendment
    File No.  333-140447

Dear Mr. Riedler:

We are writing in response to your comment letter dated May 9, 2007, in connection with the above-referenced filing.

1) Exhibit 15.1 is included in the exhibit table and filed with this SB-2A

2) We have revised our disclosure to reflect a definitive date, rather than the date of execution of the registration statement, for cumulative total sales to date. These revisions are reflected in the following sections:

     -    Prospectus Summary and Risk Factors
     -    The first risk factor
     -    Business of Issuer, Principal Products and Services
     -    Plan of Operations

3) A revised report is included with the financial statements for February 28, 2007

4) Note 1 to the February 28, 2007 financials has been revised to reflect the disclosure for interim financial statements as required by Rule 310(b) of Reg S-B.

5) The legal opinion has been revised to reflect that the shares have already been issued.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
-------------------------